EXPLANATION OF RESPONSES

Reporting Person:                 LUKE, JR., JOHN A.

Issuer Name:                        MEADWESTVACO CORPORATION MWV

Address:                             One High Ridge Park

                                           Stamford, CT 06905

Statement for Month:  February 2002

(a) Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from MeadWestvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights.

(b) The share amount indicated in Table I represents an estimate of the number of shares the reporting person has the right to acquire from a fund consisting of primarily MeadWestvaco stock and some cash under the provisions of a savings and investment plan for salaried employees.

(c) Share amount indicated represents an estimation of the reporting person's interest in a benefit restoration plan. This plan holds no actual shares but the accrual of benefits mirrors the savings and investment plan for salaried employees referenced in I (b).

(d) The reporting person disclaims beneficial ownership of all shares held by or for members of his immediate family and this report should not be deemed as an admission of beneficial ownership of said shares under Section 16 or otherwise.

EXHIBIT 1